ENERGY INCOME PARTNERS, LLC

                      PROXY VOTING POLICIES AND PROCEDURES

If an adviser exercises voting authority with respect to client securities, Advisers Act Rule 206(4)-6 requires the adviser to adopt and implement written policies and procedures reasonably designed to ensure that client securities are voted in the best interest of the client. This is consistent with legal interpretations which hold that an adviser's fiduciary duty includes handling the voting of proxies on securities held in client accounts over which the adviser exercises investment or voting discretion, in a manner consistent with the best interest of the client.

Absent unusual circumstances, EIP exercises voting authority with respect to securities held in client accounts pursuant to provisions in its advisory agreements. Accordingly, EIP has adopted these policies and procedures with the aim of meeting the following requirements of Rule 206(4)-6:

      o     ensuring that proxies are voted in the best interest of clients;

      o addressing material conflicts that may arise between EIP's interests and those of its clients in the voting of proxies;

      o disclosing to clients how they may obtain information on how EIP voted proxies with respect to the client's securities;

      o describing to clients EIP's proxy voting policies and procedures and, upon request, furnishing a copy of the policies and procedures to the requesting client.


ENGAGEMENT OF INSTITUTIONAL SHAREHOLDER SERVICES INC.

With the aim of ensuring that proxies are voted in the best interest of EIP clients, EIP has engaged Institutional Shareholder Services Inc. ("ISS"), formerly known as RiskMetrics Group, as its independent proxy voting service to provide EIP with proxy voting recommendations, as well as to handle the administrative mechanics of proxy voting. EIP has directed ISS to utilize its Proxy Voting Guidelines in making recommendations to vote, as those guidelines may be amended from time to time.

CONFLICTS OF INTEREST IN PROXY VOTING

There may be instances where EIP's interests conflict, or appear to conflict, with client interests in the voting of proxies. For example, EIP may provide services to, or have an investor who is a senior member of, a company whose management is soliciting proxies. There may be a concern that EIP would vote in favor of management because of its relationship with the company or a senior officer. Or, for example, EIP (or its senior executive officers) may have business or personal relationships with corporate directors or candidates for directorship.

EIP addresses these conflicts or appearances of conflicts by ensuring that proxies are voted in accordance with the recommendations made by ISS, an independent third party proxy voting service. As previously noted, in most cases, proxies will be voted in accordance with ISS's own pre-existing proxy voting guidelines.

DISCLOSURE ON HOW PROXIES WERE VOTED

EIP will disclose to clients in Part 2A of its Form ADV how clients can obtain information on how their proxies were voted, by contacting EIP at its office in Westport, CT. EIP will also disclose in the ADV a summary of these proxy voting policies and procedures and that upon request, clients will be furnished a full copy of these policies and procedures.

It is the responsibility of the CCO to ensure that any requests made by clients for proxy voting information are responded to in a timely fashion and that a record of requests and responses are maintained in EIP's books and records.

PROXY MATERIALS

EIP personnel will instruct custodians to forward to ISS all proxy materials received on securities held in EIP client accounts.

LIMITATIONS

In certain circumstances, where EIP has determined that it is consistent with the client's best interest, EIP will not take steps to ensure that proxies are voted on securities in the client's account. The following are circumstances where this may occur:

      *Limited Value: Proxies will not be required to be voted on securities in a client's account if the value of the client's economic interest in the securities is indeterminable or insignificant (less than $1,000). Proxies will also not be required to be voted for any securities that are no longer held by the client's account.

      *Securities Lending Program: When securities are out on loan, they are transferred into the borrower's name and are voted by the borrower, in its discretion. In most cases, EIP will not take steps to see that loaned securities are voted. However, where EIP determines that a proxy vote, or other shareholder action, is materially important to the client's account, EIP will make a good faith effort to recall the security for purposes of voting, understanding that in certain cases, the attempt to recall the security may not be effective in time for voting deadlines to be met.

      *Unjustifiable Costs: In certain circumstances, after doing a cost-benefit analysis, EIP may choose not to vote where the cost of voting a client's proxy would exceed any anticipated benefits to the client of the proxy proposal.

OVERSIGHT OF POLICY

The CCO is responsible for overseeing these proxy voting policies and procedures. In addition, the CCO will review these policies and procedures not less than annually with a view to determining whether their implementation has been effective and that they are operating as intended and in such a fashion as to maintaining EIP's compliance with all applicable requirements.

RECORDKEEPING ON PROXIES

It is the responsibility of EIP's CCO to ensure that the following proxy voting records are maintained:

      o     a copy of EIP's proxy voting policies and procedures;

      o a copy of all proxy statements received on securities in client accounts (EIP may rely on ISS or the SEC's EDGAR system to satisfy this requirement);

      o a record of each vote cast on behalf of a client (EIP relies on ISS to satisfy this requirement);

      o a copy of any document prepared by EIP that was material to making a voting decision or that memorializes the basis for that decision;

      o a copy of each written client request for information on how proxies were voted on the client's behalf or for a copy of EIP's proxy voting policies and procedures, and

      o a copy of any written response to any client request for information on how proxies were voted on their behalf or furnishing a copy of EIP's proxy voting policies and procedures.


The CCO will see that these books and records are made and maintained in accordance with the requirements and time periods provided in Rule 204-2 of the Advisers Act.

For any registered investment companies advised by EIP, votes made on its behalf will be stored electronically or otherwise recorded so that they are available for preparation of the Form N-PX, Annual Report of Proxy Voting Record of Registered Management Investment Company.